CUSIP No. 38145G209	13G	Page 1 of 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

THE GOLDMAN SACHS GROUP INC.

(Name of Issuer)

DEPOSITARY SHARES, EACH REPRESENTING 1/1,000th INTEREST IN A SHARE OF 5.95%

NON-CUMULATIVE PREFERRED STOCK, SERIES I

(Title of Class of Securities)

38145G209

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

In reference to our Schedule 13G filing (Accession No.: 0001193125-13-057607), filed on February 14, 2013, such filing was submitted in error and should be disregarded.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014 COMERICA INCORPORATED

By:	/s/ Jennifer S. Perry
Title:	Attorney-In-Fact*

*	Jennifer S. Perry is signing on behalf of Comerica Incorporated as attorney-in-fact pursuant to a power of attorney dated as of February 13, 2012 previously filed with the Securities and Exchange Commission on April 10, 2012, which is hereby incorporated by reference. The power of attorney was filed as an attachment to a filing by Comerica Incorporated on Schedule 13G for Market Vectors ETF Trust with respect to Market Vectors India Small-Cap Index ETF.